                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       PERRY COUNTY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  71447Q-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Daniel G. O'Donnell
                       400 North Fifth Street, Suite 200
                          St. Charles, Missouri 63301
                                 (636)946-9999
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 3, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71447Q-10-4             13D                        PAGE  2 OF  7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Roosevelt Group, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri limited liability company
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                 48,740
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                 48,740
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,740
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.53%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

PN
--------------------------------------------------------------------------------

CUSIP NO. 71447Q-10-4             13D                        PAGE  3 OF  7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bradshaw Capital Management, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina limited liability company
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                 48,740
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                 48,740
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,740
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.53%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

PN
--------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages
CUSIP No.   71447Q-10-4
            -----------

ITEM 1.           SECURITY AND ISSUER

         a)       Perry County Financial Corporation (the "Issuer")

         b)       The address of the Issuer's principal executive offices is:

                  14 North Jackson St., Perryville, Missouri  63775
                  --------------------------------------------------------------

ITEM 2.           IDENTITY AND BACKGROUND

         REGARDING REPORTING PERSON THE ROOSEVELT GROUP, L.L.C.

         a)       The Roosevelt Group, L.L.C. ("Roosevelt")

         b)       400 North Fifth Street, Suite 200
                  St. Charles, Missouri  63301

         c)       Organized under the laws of the State of Missouri

         d) Roosevelt's principal business is investment in securities of financial institutions

         e) During the last five years, Roosevelt has not been convicted in any criminal proceeding.

         f) During the last five years, Roosevelt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         REGARDING REPORTING PERSON BRADSHAW CAPITAL MANAGEMENT, L.L.C.

         a)       Bradshaw Capital Management, L.L.C. ("Bradshaw")

         b)       P.O. Box 1972
                  Village of Pinehurst, North Carolina 28370

         c)       Organized under the laws of the State of North Carolina.

         d) Bradshaw's principal business is financial planning and investment management services.

                                                               Page 5 of 7 Pages
CUSIP No.   71447Q-10-4
            -----------

         e) During the last five years, Bradshaw has not been convicted in any criminal proceeding.

         f) During the last five years, Bradshaw has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The subject securities were acquired at a cost of $1,017,445.99 using funds paid to Roosevelt as capital contributions by its Members, and funds provided to Bradshaw by its clients for investment.

ITEM 4.           PURPOSE OF TRANSACTION:

The Reporting Persons acquired the subject securities for investment purposes at various times between July 23, 1997 and March 31, 1999. Since that time, the Reporting Persons have become concerned over the Issuer's failure to implement its stated plans to increase return on equity, earnings per share and to otherwise increase shareholder value. Accordingly, in August of 1999, the Reporting Persons decided to take active steps to encourage the Issuer's board of directors and management to execute its strategic plans and subsequently submitted a shareholder proposal to the Issuer for inclusion in the Issuer's proxy statement for its 2000 meeting of shareholders. The proposal, which was approved by the Shareholders, directed the Issuer's Board of Directors to engage an investment banker or other financial advisor for the purpose of advising the Board on various means to improve shareholder value. Following adoption of the shareholder proposal, the Issuer engaged an investment banker to explore means of improving shareholder value, including a possible sale of the Issuer. The Issuer's investment banker has proceeded in a manner which the Reporting Persons do not believe has any significant probability of enhancing Shareholder value and which in fact will discourage prospective buyers. Consequently, on August 3, 2000, Reporting Person Roosevelt Group, L.L.C., sent a letter to the Issuer's Board of Directors stating that unless significant changes were made to the investment banker's approach to marketing the Issuer, the Reporting Person would give strong consideration to seeking a change in the composition of the Issuer's Board of Directors at the next annual meeting of Shareholders. See attached
Exhibit 2.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

                  AS TO REPORTING PERSON ROOSEVELT

                  a)       Amount beneficially owned: 48,740

                                                               Page 6 of 7 Pages
CUSIP No.   71447Q-10-4
            -----------

                  b)       Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    48,740

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii)    Sole Power to dispose or direct the
                                    disposition of:  48,740

                           (iv) Shared power to dispose or to direct the disposition: -0-

                  c) Transactions in the subject securities within the past 60 days: None

                  AS TO REPORTING PERSON BRADSHAW

                  a)       Amount beneficially owned: 48,740

                  b)       Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    48,740

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii)    Sole Power to dispose or direct the
                                    disposition of:  48,740

                           (iv) Shared power to dispose or to direct the disposition: -0-

                  c) Transactions in the subject securities within the past 60 days: None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT 1. Agreement between The Roosevelt Group, L.L.C. and Bradshaw Capital Management, L.L.C. regarding joint filling of
                  Schedule 13D.

                  EXHIBIT 2. Letter to the Issuer's Board of Directors from Roosevelt Group, L.L.C.

                                                               Page 7 of 7 Pages
CUSIP No.   71447Q-10-4
            -----------
                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           Date:  August 3, 2000

                                           THE ROOSEVELT GROUP, L.L.C.

                                  By:      /s/ Stanley J. Bradshaw
                                           -------------------------------------
                                           Signature

                                           Stanley J. Bradshaw, Chairman
                                           -------------------------------------
                                           Name/Title

                                           Date:  August 3, 2000


                                           BRADSHAW CAPITAL MANAGEMENT,
                                           L.L.C.

                                  By:      /s/ Stanley J. Bradshaw
                                           -------------------------------------
                                           Signature

                                           Stanley J. Bradshaw, President
                                           -------------------------------------
                                           Name/Title

                            EXHIBIT 1 TO SCHEDULE 13D

                       PERRY COUNTY FINANCIAL CORPORATION
                              CUSIP NO. 71447Q-10-4


         Pursuant to Regulation ss. 240.13d-1(k)(l)(iii), the undersigned agree that the following statement is filed on behalf of each of them.


                                    THE ROOSEVELT GROUP, L.L.C.

Dated:  August 3, 2000
                                    By:      /s/ Stanley J. Bradshaw
                                             ----------------------------------
                                             Stanley J. Bradshaw, Chairman


                                    BRADSHAW CAPITAL MANAGEMENT, L.L.C.

Dated:  August 3, 2000
                                    By:      /s/ Stanley J. Bradshaw
                                             ----------------------------------
                                             Stanley J. Bradshaw, President

                            EXHIBIT 2 TO SCHEDULE 13D

                       PERRY COUNTY FINANCIAL CORPORATION
                              CUSIP NO. 71447Q-10-4



August 3, 2000

TO THE BOARD OF DIRECTORS OF
PERRY COUNTY FINANCIAL CORPORATION

Dear Gentlemen:

I am writing to follow up on my recent telephone call. As you know, my interest in Perry County Financial Corporation (PCBC) dates back nearly three years. At the time, Leo confided concerns to me about management succession, recruiting qualified directors, a nearby bank perhaps mobilizing to acquire PCBC, unhappy vocal shareholders, and a desire to produce better returns for all shareholders. I, and parties with whom I am associated, then began to acquire shares in PCBC.

At the time we began to acquire the shares, I believed we did so with Leo's full knowledge and encouragement. Based upon the frequency of our conversation, I believe even Leo would agree that we acquired the shares with his full knowledge and lack of discouragement. Since our goal was to help the Bank remain both independent and economically viable--while producing better returns for shareholders--Leo's support of our efforts seemed rational.

While my associates and I have enjoyed the several opportunities to get to know each of you better, we have become dismayed by Leo's increasing resistance to taking any rational steps to improve shareholder value. We were first concerned by his refusal to implement any of the seemingly agreed-upon measures to improve PCBC's stability as an organization and the Bank's ability to compete.

At first, we believed we understood Leo's inability to execute. The tasks ahead entailed considerable effort by a man well into his 80's. Leo then began to confide that he might not be up to the challenge. He suggested he may prefer a slower pace and that he may prefer to look into selling the Company. Showing deference to Leo and to each of you, we did not resist or criticize that change of direction.

However, after many months of inaction regarding either direction, we became concerned. It was only the status quo of low returns for shareholders and a rapid pace of losing competitiveness by the Bank that was totally unacceptable. In conversations with each of you, we did not hear any of you suggest that our concerns were either unfounded or inconsistent with your own concerns.

Accordingly, we grudgingly filed the shareholder proposal that was overwhelmingly approved at the last shareholder meeting. Our goal was merely to give to give each of you access to professional analysis regarding your circumstances. We feared Leo was being too selective in deciding what information he should share with you.

As we all know, the developments since the Annual Meeting have not been positive for shareholders. On a year over year basis, it has become known that the Bank's investment activities under Leo's watch have cost shareholders over 25% of book value per share and strained regulatory relationships. Since we were involved with the filing of the shareholder proposal, other shareholders have called us on an unsolicited basis. In short, they are appalled by the developments and are sufficiently agitated to be considering lawsuits and to urge us to run a slate of new directors at the next opportunity. Our response to these individuals has been to counsel constructive communications with the Company.

The overriding concern is that over the past three years, Leo has seemingly done everything possible to thwart all efforts to improve the competitiveness of the Bank and all efforts to truly understand the Company's value in a possible sale. We are convinced that these actions have been highly destructive to shareholder value.

While most shareholders are supportive of the hiring of Keefe, Bruyette and Woods, they are concerned that artificial constraints are being inserted into the process that will prevent a sale and will undermine the realization of value for shareholders. Such artificial constraints include the refusal to provide information to any potential bidder who will not unilaterally surrender their rights as shareholders for a period of two years. Such rights include 1) the right to acquire any shares in the next two years should the market price decline, 2) the right to participate in any way during the next two years in any solicitation of proxies, 3) the right to communicate with any other shareholder regarding any vote on Company business, 4) the right, and perhaps the legal requirement, to make public announcements about potential transactions involving the Bank, and 5) the right to participate in any "group" as defined in Section 13(d) of the '34 Act (including any group that may be already organized).

We believe many qualified buyers are already shareholders of PCBC. We further believe that many of these potential buyers will refuse to surrender their rights. If so, and if you do not rescind these requirements, you will be artificially repelling interested buyers and artificially destroying shareholder value. Accordingly, should the existing process not result in a sale of the Company that is in the best interest of shareholders, we will be forced to consider all remedies on behalf of shareholders. Such remedies that we will consider include proposing and supporting a new slate of directors at the next Annual Meeting. While we strongly prefer not to be forced to take such an action, the success of the shareholder proposal at the last Annual Meeting leads us to believe any reasonable slate proposed by us would be successful.

I look forward to hearing a favorable reply to our request that you remove the offending passages from the first paragraph on page three of the confidentiality letter.

Sincerely,

/s/ Stan Bradshaw

Stan Bradshaw, Chairman of The Roosevelt Group